Exhibit 99.2

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an offer or an invitation by any person to acquire, purchase or subscribe for shares or other securities of Lufax Holding Ltd (the “Company”). Prospective investors should read the listing document dated April 11, 2023 (the “Listing Document”) issued by the Company for detailed information about the Company.

This announcement is not for distribution in the United States. This announcement is not an offer of securities for sale in the United States. No securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling securities holder and that will contain detailed information about the company and management, as well as financial statements.

Unless otherwise defined in this announcement, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

Lufax Holding Ltd

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

LISTING BY WAY OF INTRODUCTION

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

Recent trading information in respect of the ADSs on the NYSE

and

Designated Dealer’s and Alternate Designated Dealer’s

respective designated dealer identity numbers

Joint Sponsors

Financial Advisor

The Company issues this announcement to provide details of the recent trading information in respect of the ADSs on the NYSE and the Designated Dealer’s and the Alternate Designated Dealer’s respective designated dealer identity numbers.

Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document) and the formal notice dated April 11, 2023 (the “Formal Notice”) issued by the Company before deciding to invest in the Shares or the ADSs.

INTRODUCTION

Reference is made to the Listing Document and the Formal Notice.

As at the date of this announcement, the total number of issued and outstanding share capital consisted of 1,146,108,643 fully paid Shares (excluding Shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under our Share Incentive Plans).

RECENT TRADING INFORMATION IN RESPECT OF THE ADSS ON THE NYSE

As disclosed in the section headed “Listings, Registration, Dealings and Settlement — Investor Education — Arrangements involving the Company and the Joint Sponsors” in the Listing Document, the Company and the Joint Sponsors will cooperate to inform the investor community of, among other things, the recent trading information about the Company.

The following table sets out certain trading information in respect of the ADSs (every two ADSs representing one Share) on the NYSE, including the daily high, low, closing price and trading volume, for the trading days in the NYSE from April 4, 2023 (i.e. the trading day of the NYSE immediately following the Latest Practicable Date) to April 10, 2023 (i.e. the trading day of the NYSE immediately before the date of this announcement):

ADS Price
Date	Day high		Day low		Closing Price		Trading Volume	As % of total issued and outstanding shares
	USD per ADS	Equivalent to HK$ per Share (converted based on two ADSs representing one Share)	USD per ADS	Equivalent to HK$ per Share (converted based on two ADSs representing one Share)	USD per ADS	Equivalent to HK$ per Share (converted based on two ADSs representing one Share)	(Shares in million)
April 4, 2023	2.17	34.06	2.05	32.10	2.11	33.12	5.7	0.5%
April 5, 2023	2.07	32.49	1.81	28.41	1.83	28.73	6.4	0.6%
April 6, 2023	1.99	31.24	1.86	29.20	1.97	30.92	5.1	0.4%
April 10, 2023	1.94	30.45	1.80	28.26	1.85	29.04	5.4	0.5%

The above trading information is provided further to the disclosure in the section headed “Listings, Registration, Dealings and Settlement” in the Listing Document and is for reference purpose only. The trading price of the Shares on the Hong Kong Stock Exchange following the Listing may not be the same as, and may differ from, the trading price of the ADSs on the NYSE. Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document) and the Formal Notice before deciding to invest in the Shares or the ADSs.

DESIGNATED DEALER’S AND ALTERNATE DESIGNATED DEALER’S DESIGNATED DEALER IDENTITY NUMBERS

As disclosed in the section headed “Listings, Registration, Dealings and Settlement — Proposed Liquidity Arrangements” in the Listing Document, upon the Listing and during the Designated Period (being a 30 calendar days from and including the Listing Date, i.e. commencing from the Pre-opening Session (as defined in the Rules of the Exchange) on April 14, 2023 and expiring upon the end of the Closing Auction Session (as defined in the Rules of the Exchange) on May 12, 2023 (being the last trading day in Hong Kong during the Designated Period), the Designated Dealer and/ or its affiliate(s) will, consider to carry out, or under the circumstances that the trades cannot be undertaken by the Designated Dealer and/or its affiliate(s) as a result of technical failures, request the Alternate Designated Dealer to consider to carry out, certain arbitrage, bridging and/or other trading activities (the “Liquidity Activities”) in circumstances as described in that section.

The Liquidity Activities are expected to contribute to the liquidity of Shares trading in Hong Kong upon the Listing while arbitrage trades may reduce potential material divergence between the prices of our Shares quoted on the Hong Kong Stock Exchange and our ADSs quoted on the NYSE.

Same as previously disclosed in the Formal Notice, the Designated Dealer and the Alternate Designated Dealer have each set up a designated dealer identity number, being 7695 and 7696, respectively, solely for the purposes of carrying out the Liquidity Activities in Hong Kong, in order to ensure identification and thereby enhance transparency of such trades in the Hong Kong market. Any change in such designated dealer identity number will be disclosed as soon as practicable by way of announcement on the Hong Kong Stock Exchange (www.hkexnews.hk) and will be posted by our Company on our website (ir.lufaxholding.com) on or before the first day of the Listing.

FURTHER ANNOUNCEMENT

Dealings in the Shares on the Hong Kong Stock Exchange are expected to commence on Friday, April 14, 2023. As stated in the section headed “Expected Timetable” in the Listing Document, the Company will release further daily announcements on the websites of the Hong Kong Stock Exchange and the Company on Wednesday, April 12, 2023, Thursday, April 13, 2023 and not later than 8:30 a.m. (Hong Kong time) on Friday, April 14, 2023 to disclose the previous day closing price, trading volume and relevant historical trading data of our ADSs on the NYSE and development and updates, if any, with regard to the liquidity arrangements described in the section headed “Listings, Registration, Dealings and Settlement” in the Listing Document.

The Company will, as soon as practicable and in any event no later than one business day before the Listing Date, release an announcement on the websites of the Hong Kong Stock Exchange and the Company to inform the investing public of details of the available pool of Shares (with the aggregate number of Shares which have been registered on the Hong Kong Share Register and the inventory held by the Designated Dealer and the Alternate Designated Dealer) at the time of the Listing to meet the demand in the Hong Kong market.

By Order of the Board
Lufax Holding Ltd
Yong Suk CHO
Chairman of the Board and Chief Executive Officer

Hong Kong, April 11, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Yong Suk Cho, Mr. Gregory Dean Gibb as the executive directors, Mr. Guangheng Ji, Ms. Xin Fu and Mr. Yuqiang Huang as the non-executive directors and, Mr. Rusheng Yang, Mr. Weidong Li, Mr. Xudong Zhang and Mr. David Xianglin Li as the independent non-executive directors.

For the purpose of illustration only, USD is translated into HK$ at the rate of USD1.00 = HK$7.85. No representation is made that any amount in USD has been or could be converted at the above rate or at any rates or at all.

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